VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Beijing Time on March 26, 2023.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person, please attend the Special Meeting to be held on March 28, 2023 at 10:00 a.m. Beijing time (on March 27, 2023 at 10:00 PM EST), at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People's Republic of China

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting of Shareholders Proxy Card - E-Home Household Service Holding Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL OF THE NOMINEES LISTED BELOW AND "FOR" EACH OF THE OTHER PROPOSALS.

1. Election of Directors:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) ☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

1 Wenshan Xie 2 Chunsheng Zhu 3 Chunming Xie 4 Yijing Ye 5 Jianhua Wang 6 Wong Heung Ming Henry

2. To approve a reverse share split (the "Reverse Split") of the Company's issued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for-twenty (20), with the exact ratio to be set at a whole number within this range to be determined by the Company's Board in its discretion

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To ratify the appointment of TPS Thayer LLC as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the Company's fiscal year ending June 30, 2023

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ______________ **Signature** ______________ **Signature, if held jointly** ______________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

Annual Meeting of Shareholders
March 28, 2023

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED "FOR" ALL OF THE NOMINEES LISTED AND "FOR" EACH OF THE OTHER PROPOSALS.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)

TEST ISSUE REF 1999